SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 09, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On November 02, 2004, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced unaudited results for the first nine months of 2004 in accordance with Russian accounting standards (RAS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2004	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced unaudited results fot the first nine months of 2004 in accordance with Russian accounting standards (RAS).

Exhibit 99

For immediate release

ROSTELECOM REPORTS 37.8% GROWTH IN RAS NET PROFIT FOR THE FIRST NINE MONTH OF 2004

  Revenue for the first nine months of 2004 increased by 33.2% to RUR 27,645.4 million. Excluding the effect of the introduction of the new settlement system, revenue grew by 16.1%1 to RUR 23,270.9 million.
  Domestic long-distance traffic rose 10.1%2, while outgoing international traffic grew by 17.0% and incoming international traffic increased 29.4%.
  EBITDA for the first nine months of 2004 was RUR 11,054.9 million, a 15.8% increase compared to the same period last year.
  Operating profit totaled RUR 9,465.6 million - a year-on-year surge of 38.0%.
  Net profit increased by 37.8% to RUR 6,590.7 million.

Rostelecom's CEO Dmitry Yerokhin commented: Rostelecom's double-digit growth for the first nine months of 2004 is the result of the improving revenue dynamics of the Russian telecoms market and enhanced efficiency. Rostelecom delivered good traffic and revenue performance in both domestic and international markets, particularly from regional and alternative operators. Revenues excluding the effect of the introduction of the new settlement system grew 16.1% while net profit increased 37.8%.

Moscow – November 02, 2004 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced unaudited results for the first nine months of 2004 in accordance with Russian accounting legislation (RAS).

Domestic long-distance (DLD) traffic grew by 10.1% year-on-year and amounted to 6,670.1 million minutes. DLD revenues surged 61.0% compared to the same period last year and totaled RUR 12,799.9 million. Excluding the effect of the introduction of the new settlement system, DLD revenues increased by 16.3% year-on-year to RUR 8,425.4 million.

Outgoing international long-distance (ILD) traffic rose 17.0% to 1,140.7 million minutes. ILD revenues from both Russian operators and subscribers for the first nine months of 2004 increased by 13.9% year-on-year and totaled RUR 6,667.8 million.

Nine months 2004 incoming ILD traffic grew by 29.4% year-on-year to 1,135.3 million minutes, as Rostelecom increased its share of the international operators market. Revenues from international operators for incoming ILD traffic termination increased 4.1% year-on-year to RUR 3,157.8 million.

Total revenues from Moscow subscribers for the first nine months of 2004 increased 3.2% year on year due mainly to the competitive new tariffs introduced last year, while traffic remained stable (up 0.5% compared to the same period last year).

Total revenues for the first nine months of 2004 amounted to RUR 27,645.4 million - a year-on-year increase of 33.2%. Excluding the effect of the introduction of the new settlement system, revenue grew by 16.1% to RUR 23,270.9 million.

Operating expenses for the first nine months of 2004 amounted to RUR 18,179.8 million. The 30.9% increase compared to the same period last year was driven by higher payments to local operators. Excluding the effect of the introduction of the new settlement system, operating expenses rose by 5.9% to RUR 13,805.3 million due to higher payments to international operators as well as scheduled increases in staff costs.

As a result EBITDA3 rose 15.8% year-on-year totaling RUR 11,054.9 million.

[1]

Rostelecom financial results for the first nine months 2004 take into account the introduction of the new settlement system for domestic long-distance traffic transit from August 1, 2003. In order to ensure comparability, this press-release also contains revenues and operating expenses for the first nine months 2004 in accordance with the old settlement system.

[2]	All traffic data provided in the press-release is preliminary.
[3]	EBITDA is calculated as total revenues less operating costs excluding depreciation.

Depreciation declined 40.8% year on year to RUR 1,589.3 million. Rostelecom took ownership of several assets it had previously leased, and as a consequence ceased to apply accelerated depreciation methods on these.

Operating profit amounted to RUR 9,465.6 million, a 38.0% increase versus the first nine months 2003.

The result from other operating activities for the first nine months 2004 totaled RUR (295.3) million compared to RUR (757.9) million a year ago, as Rostelecom substantially reduced its expenses on bad debt provisions. Additionally, the Company reported a robust increase in net interest income (RUR 142.7 million versus RUR 8.2 in the first nine months 2003). The result from other operating activities includes the amount of revaluation of financial instruments. The net revaluation gain for the first three quarters 2004 totaled RUR 89.9 million.

The result from other non-revenue activities amounted to RUR (398.0) million compared to RUR 258.6 million for first nine months 2003 when Rostelecom restructured its debt to the Ministry of Finance and consequently reported an additional RUR 751.7 million profit from non-revenue activities.

The Company's first nine months 2004 net profit totaled RUR 6,590.7 million, an increase of 37.8% compared to the same period last year.

Profit and Loss Statement, RUR Million

	9 mo 2003	9 mo 2004	% change, y-o-y

Revenue	20,749.0	27,645.4	33.2%
Revenue (excluding the effect of the new settlement system)	20,041.0	23,270.9	16.1%
Operating expenses	(13,889.4)	(18,179.8)	30.9%
Operating expenses (excluding the effect of the new
settlement system)	(13,039.4)	(13,805.3)	5.9%
Depreciation	(2,686.7)	(1,589.3)	-40.8%
EBITDA	9,546.3	11,054.9	15.8%
Operating profit	6,859.6	9,465.6	38.0%
Results from other operating activities	(757.9)	(295.3)	-61.0%

Bad debt expense	(461.5)	(107.0)	-76.8%

Results from other non-sales activities	258.6 *	(398.0)	n/a
Profit before tax	6,360.3	8,772.3	37.9%
Profit tax	(1,571.0)	(2,181.5)	38.9%
Extraordinary items	(7.7)	(0.1)	-98.7%
Net Profit	4,781.6	6,590.7	37.8%

Key Ratios

	9 mo 2003	9 mo 2004

Operating margin, %	33.1%	34.2%
EBITDA margin, %	46.0%	40.0%**
Net margin, %	23.0%	23.8%

*

According to the requirements of the Russian accounting legislation (RAS) tax penalties as well as other similar payments for the first nine months 2003 in the amount of RUR (2.0) are included in the other non-revenue expenses item.

**	EBITDA margin decline was mainly due to the introduction of the new settlement system.

Balance Sheet, RUR Million

01.01.2004	30.09.2004	% change, y-o-y

ASSETS
Non-current assets, incl.	24,029.1	25,087.2	4.4%
Intangible assets	0.0	0.0	n/a
Fixed assets	15,143.3	15,254.5	0.7%
Construction in progress	4,515.4	5,388.0	19.3%
Long-term financial investments	3,971.4	4,043.4	1.8%
Deferred tax assets	-	-	n/a
Other non-current assets	398.9	401.3	0.6%
Current assets, incl	19,889.8	19,279.6	-3.1%
Inventory	730.2	793.6	8.7%
VAT on obtained property	1,870.2	1,287.7	-31.1%
Accounts receivable	8,826.8	7,906.5	-10.4%
Short-term financial investments	6,627.5	6,671.9	0.7%
Cash and cash equivalents	1,835.1	2,619.6	42.7%
Other current assets	0.0	0.3	by a factor of	12

BALANCE	43,918.9	44,366.8	1.0%

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	26,463.8	31,519.3	19.1%
Liabilities, incl	17,455.1	12,847.5	-26.4%
Long-term liabilities	5,201.0	4,403.1	-15.3%

Loans due more than in 12 months	2,124.0	3,643.2	71.5%

Leasing obligations	2,350.2	-	-
Short-term liabilities	12,254.1	8,444.4	-31.1%

Loans due less than in 12 months	1,715.7	1,277.0	-25.6%

Leasing obligations	3,768.5	-	-

BALANCE	43,918.9	44,366.8	1.0%

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru